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September 1, 2015	Lauren D. Macioce T +1 212 596 9883 F +1 646 728 2727 lauren.macioce@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Dominic Minore

Re:	NexPoint Capital, Inc. (File Nos. 814-01074 and 333-196096)

Registration Statement on Form N-2 Relating to Offering of Common Stock

Dear Mr. Minore:

On May 20, 2014, NexPoint Capital, Inc. (the “Fund”) filed an initial registration statement on Form N-2 for the purpose of registering shares of common stock, which was subsequently amended on July 2, 2014, July 24, 2014 and August 18, 2014 (as amended, the “Initial Registration Statement”). The Securities and Exchange Commission declared the Initial Registration Statement effective on August 18, 2014. On September 1, the Fund filed post-effective amendment no. 2 to the registration statement (the “Amended Registration Statement”).

As we discussed briefly last week, the purpose of this letter is to request selective review of the Fund’s Amended Registration Statement in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

Below, I have provided some detail as to the sections of the Fund’s prospectus for which the Fund is requesting selective review, based on their substantial similarity to corresponding sections of the Initial Registration Statement. I have also e-mailed you a “blacklined” version of the Fund’s prospectus that is included in the Amended Registration Statement, marked to show differences from the Initial Registration Statement.

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As we have discussed, the most significant changes relate to the updating of financial, expense and performance information, the frequency of purchase closings (to weekly from semi-monthly), the frequency of net asset value calculations (in connection with each weekly closing), the elimination of disclosure relating to the minimum offering requirement (which has been met), the addition of certain disclosure relating to the Fund’s portfolio companies and contractual obligations, as required by Form N-2, and the updating of the tax disclosure.

As you can see from the blackline we have provided under separate cover, large portions of the disclosure in the prospectus that is included in the Amended Registration Statement are substantially similar to the disclosure in the Initial Registration Statement. Although the more significant changes described above resulted in conforming revisions throughout the document, including in sections that were otherwise largely unchanged, the substantially similar portions include disclosure about the Fund’s strategy, the general description of capital stock, liquidity events and the share repurchase program. Specifically, the following sections are substantially similar between the Initial Registration Statement and Amended Registration Statement:

Prospectus

Prospectus Summary

NexPoint Capital

Our Investment Adviser

Conversion

Summary Risk Factors

Potential Market Opportunity

Potential Competitive Strengths

Operating and Regulatory Structure

Use of Leverage

Liquidity Event

Reports to Stockholders

The Offering

Common Stock Offered by Us

Use of Proceeds

Distributions

Investment Advisory Agreement

Leverage

Administration Agreement

Anti-Takeover Provisions

Custodian and Transfer Agent

Compensation of the Dealer Manager and the Investment Adviser

The Company

Overview

Investment Strategy

Potential Competitive Strengths

Investment Criteria/Guidelines

Investment Process Overview

Investments

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Managerial Assistance

Competition

Administration

Properties

Certain Relationships and Related Party Transactions

Co-Investment Opportunities

Material Non-Public Information

Investment Advisory Agreement

Administration Agreement

Conversion

Appraisal and Compensation

Regulation

Qualifying Assets

Managerial Assistance to Portfolio Companies

Temporary Investments

Senior Securities

Code of Ethics

Proxy Voting Policies and Procedures

Other

Sarbanes-Oxley Act of 2002

Brokerage Allocation and Other Practices

Additional Information

Please do not hesitate to contact me at (212) 596-9883, or in my absence, Brian D. McCabe at (617) 951-7801 or Jessica Reece at (617) 235-4636, if you have any questions or require anything further.

Very truly yours,

Lauren D. Macioce

Enclosures (by e-mail only)

cc:	Brian D. McCabe, Esq.
Jessica L. Reece, Esq.